EXHIBIT 99.2

Colliers International Group Inc. Fourth Quarter 2017 Financial Results February 14, 2018

Colliers International 2018 Forward - Looking Statements 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Cana dia n dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com ) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

Colliers International 2018 ▪ Strong fourth quarter and full year results ▪ Quarterly revenues up 27% (25% in local currencies) with internal growth of 13% ▪ Full year revenues up 20% (19% in local currencies) with internal growth of 7% ▪ Completed the acquisition of Washington, D.C. tenant advisory practice (October 2017) ▪ Declared semi - annual dividend of $0.05 per common share ▪ Recorded $13.3 million non - recurring and non - cash income tax charge to re - measure US deferred income tax assets at lower enacted corporate tax rates for 2018 and beyond under the Tax Cuts and Jobs Act (“US Tax Reform”) ▪ In January 2018, completed acquisition of Ovenia Group, one of Finland’s leading real estate management and service companies Fourth Quarter 2017 Results 3

Colliers International 2018 4 2017 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations. USD LC (1) Revenue 734.2 576.0 27% 25% Adjusted EBITDA 101.1 90.4 12% 10% Adjusted EBITDA Margin 13.8% 15.7% Adjusted EPS 1.41 1.22 16% GAAP Operating Earnings 84.0 76.1 10% GAAP Operating Earnings Margin 11.4% 13.2% GAAP EPS 0.86 1.14 -24% USD LC (1) Revenue 2,275.4 1,896.7 20% 19% Adjusted EBITDA 242.3 203.1 19% 18% Adjusted EBITDA Margin 10.6% 10.7% Adjusted EPS 3.11 2.44 27% GAAP Operating Earnings 166.8 146.2 14% GAAP Operating Earnings Margin 7.3% 7.7% GAAP EPS 1.25 1.75 -28% Q4 2017 Q4 2016 % Change over Q4 2016 Full Year 2017 Full Year 2016 % Change over Full Year 2016

Colliers International 2018 256.6 191.7 242.8 186.3 234.9 198.0 734.3 576.0 2017 2016 5 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Q4 Revenue Fourth Quarter 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over Q4 2016 USD LC Outsourcing & Advisory 19% 15% Sales Brokerage 30% 28% Lease Brokerage 34% 32% Total 27% 25% Revenue Mix Q4 2017 Q4 2016 Outsourcing & Advisory 32% 34% Sales Brokerage 33% 32% Lease Brokerage 35% 33% Total 100% 100%

Colliers International 2018 755.9 604.3 725.9 574.5 793.7 717.9 2,275.4 1,896.7 2017 2016 6 Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Full Year Revenue Full Year 2017 Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services. % Change over FY 2016 USD LC Outsourcing & Advisory 11% 10% Sales Brokerage 26% 25% Lease Brokerage 25% 24% Total 20% 19% Revenue Mix 2017 2016 Outsourcing & Advisory 35% 38% Sales Brokerage 32% 30% Lease Brokerage 33% 32% Total 100% 100%

Colliers International 2018 7 Q4 2017 Adjusted EBITDA (1) Fourth Quarter Geographic Split (US$ millions) Q4 2017 Revenue Q4 2016 Revenue Q4 2016 Adjusted EBITDA (2) (1) Q4 2017 GAAP Operating Earnings (Loss): $33.7M Americas, $31.1M EMEA, $26.8M Asia Pacific (2) Q4 2016 GAAP Operating Earnings (Loss): $29.4M Americas, $28.8M EMEA, $22.9M Asia Pacific 55% 25% 20% Americas 402.8 EMEA 183.8 Asia Pacific 147.0 Americas 291.3 EMEA 152.2 Asia Pacific 132.2 51% 26% 23% Americas 40.0 EMEA 37.2 Asia Pacific 28.7 38% 35% 27% 37% 37% 26% Americas 34.1 EMEA 34.9 Asia Pacific 24.5

Colliers International 2018 8 2017 Adjusted EBITDA (1) Full Year Geographic Split (US$ millions) 2017 Revenue 2016 Revenue 2016 Adjusted EBITDA (2) (1) 2017 GAAP Operating Earnings (Loss): $86.7M Americas, $47.9M EMEA, $55.7M Asia Pacific (2) 2016 GAAP Operating Earnings (Loss): $85.3M Americas, $34.3M EMEA, $45.6M Asia Pacific 58% 23% 19% Americas 1,310.6 EMEA 521.3 Asia Pacific 441.5 Americas 1,021.3 EMEA 474.9 Asia Pacific 399.4 54% 25% 21% Americas 122.5 EMEA 69.4 Asia Pacific 62.0 48% 27% 25% 50% 26% 24% Americas 106.7 EMEA 55.9 Asia Pacific 51.4

Americas Q4

(US$ millions)

- Revenues up 37% in local currencies, with 21% growth from recent acquisitions and 16% from internal growth
- Internal growth was driven by very strong Lease Brokerage activity, particularly in the US, with several significant office leasing transactions completed in major markets
- Adjusted EBITDA up 17% with margin impacted by (i) ongoing investments in people to strengthen operations and add service lines capabilities, and (ii) greater revenue contribution from lower margin operations in the US

Revenue


402.8
291.3
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
100.7
124.4
177.7
84.4
86.8
120.1
Q4 2017
Q4 2016

Adjusted EBITDA[2]
(Adjusted EBITDA Margin)


40.0
34.1
9.9%
11.7%
2017
2016

	USD	LC	Internal Growth (LC)
Revenue Growth	38%	37%	16%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q4 2017 $33.7M at 8.4% margin ; Q4 2016 $29.4M at 10.1% margin

9
Colliers International 2018

Colliers International 2018 ▪ Revenues up 15% in local currencies, with 11% from internal growth and 4% growth from recent acquisitions ▪ Internal revenue growth benefited from a rebound in Sales Brokerage activity in the UK, relative to unusually low activity levels in the prior year period in the aftermath of the June 2016 “Brexit” vote ▪ Adjusted EBITDA up 7%, with margin impacted by additional investment in people and performance - based incentive compensation 42.6 40.4 52.6 37.3 88.5 74.5 183.8 152.2 Q4 2017 Q4 2016 10 Revenue EMEA Q4 (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q4 2017 $31.1M at 16.9% margin ; Q4 2016 $28.8M at 18.9% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 21% 15% 11% 37.2 34.9 20.3% 22.9% Q4 2017 Q4 2016

Colliers International 2018 ▪ Revenues up 9% in local currencies, with 8% from internal growth and 1% growth from a recent acquisition ▪ Internal growth was driven by notable increases in Lease Brokerage activity in Hong Kong and China as well as strong Outsourcing & Advisory throughout the region ▪ Adjusted EBITDA reflects operating leverage due to revenue growth 36.2 31.2 65.8 62.3 45.1 38.7 147.0 132.2 Q4 2017 Q4 2016 11 Revenue Asia Pacific Q4 (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q4 2017 $26.7M at 18.2% margin ; Q4 2016 $22.9M at 17.3% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 11% 9% 8% 28.7 24.5 19.5% 18.5% Q4 2017 Q4 2016

Colliers International 2018 12 Highlights ▪ Net debt / pro forma adjusted EBITDA leverage of 0.6 at December 31, 2017 ▪ Strong 2017 acquisition momentum continued subsequent to year - end with Finland acquisition ▪ Full year capital expenditures of $39.5 million, slightly below guidance given for 2017 Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidia ries. Cash $ 108.5 $ 113.1 Total Debt 249.9 262.5 Net Debt $ 141.4 $ 149.4 Redeemable non-controlling interests 145.5 134.8 Shareholders' equity 289.5 212.5 Total capitalization $ 576.3 $ 496.7 Net debt / pro forma adjusted EBITDA 0.6 0.7 Capital Expenditures $ 10.6 $ 8.8 Acquisition Spend (1) $ 6.4 $ 10.3 Capital Expenditures $ 39.5 $ 25.0 Acquisition Spend (1) $ 104.3 $ 98.2 12 Months Ended December 31, 2017 December 31, 2016 December 31, 2017 December 31, 2016 3 Months Ended December 31, 2017 December 31, 2016

Colliers International 2018 ▪ 2018 Outlook o Predicated on stable market conditions, including modest economic growth and increases to interest rates o Low to mid single - digit percentage internal revenue growth on full year basis o Adjusted EBITDA margin improvement of 20 - 30 bps o Consolidated income tax rate of 30 - 32% (including benefit of lower corporate tax rates under US Tax Reform) o High single - digit percentage adjusted EPS growth on full year basis o Future acquisitions would be incremental to growth rate assumptions above ▪ Enterprise 2020 Plan o Entering year 3 of 5 year plan, Colliers remains on - track to achieving growth targets ▪ Impact of new US GAAP revenue recognition guidance o Increase in the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis o Will increase 2018 revenues and cost of revenues by approximately $150 million with no impact on earnings Looking Ahead 13

Appendix: Reconciliation of non - GAAP measures

Colliers International 2018 Reconciliation of GAAP earnings to adjusted EBITDA 15 (US$ thousands) Net earnings $ 42,788 $ 50,320 $ 92,132 $ 91,571 Income tax 37,106 23,691 63,300 47,829 Other income, net 1,868 (233) (500) (2,417) Interest expense, net 2,188 2,277 11,895 9,190 Operating earnings 83,950 76,055 166,827 146,173 Depreciation and amortization 13,610 11,886 52,992 44,924 Acquisition-related items 1,260 1,162 14,927 3,559 Restructuring costs 1,300 547 3,104 5,127 Stock-based compensation expense 1,013 790 4,425 3,279 Adjusted EBITDA $ 101,133 $ 90,440 $ 242,275 $ 203,062 Three months ended Twelve months ended December 31, 2017 December 31, 2016 December 31, 2017 December 31, 2016

Colliers International 2018 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share 16 (US$ thousands) Net earnings $ 42,788 $ 50,320 $ 92,132 $ 91,571 Non-controlling interest share of earnings (7,772) (8,826) (20,236) (20,085) Income tax expense on enactment of US Tax Reform 13,325 - 13,325 - Amortization of intangible assets 6,511 5,674 26,658 21,293 Acquisition-related items 1,260 1,162 14,927 3,559 Restructuring costs 1,300 547 3,104 5,127 Stock-based compensation expense 1,013 790 4,425 3,279 Income tax on adjustments (2,298) (1,846) (8,820) (8,202) Non-controlling interest on adjustments (582) (514) (3,359) (1,846) Adjusted net earnings $ 55,545 $ 47,307 $ 122,156 $ 94,696 (US$) Diluted net earnings $ 0.86 $ 1.14 $ 1.25 $ 1.75 Non-controlling interest redemption increment 0.02 (0.07) 0.58 0.09 Income tax expense on enactment of US Tax Reform 0.34 - 0.34 - Amortization of intangible assets, net of tax 0.11 0.09 0.43 0.35 Acquisition-related items 0.03 0.03 0.34 0.08 Restructuring costs, net of tax 0.02 0.01 0.06 0.09 Stock-based compensation expense, net of tax 0.03 0.02 0.11 0.08 Adjusted EPS $ 1.41 $ 1.22 $ 3.11 $ 2.44 Three months ended Twelve months ended December 31, 2017 December 31, 2016 December 31, 2017 December 31, 2016 Three months ended Twelve months ended December 31, 2017 December 31, 2016 December 31, 2017 December 31, 2016

Appendix: Full Year Regional Details

Americas Full Year

(US$ millions)

- Revenues up 28% in local currencies, with 20% growth from recent acquisitions and 8% from internal growth
- Internal growth was evenly weighted among all three service lines
- Adjusted EBITDA up 15%, with growth impacted by (i) investment in people to strengthen operations and add service line capabilities as well as (ii) greater revenue contribution from lower margin operations in the US



Revenue
1,310.6
Outsourcing & Advisory (1)
372.8
1,021.3
311.2
Sales Brokerage
402.8
310.1
Lease Brokerage
534.9
400.1
2017
2016



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
122.5
106.7
9.3%
10.4%
2017
2016

	USD	LC	Internal Growth (LC)
Revenue Growth	28%	28%	8%

18

Colliers International 2018

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: 2017 $86.7M at 6.6% margin ; 2016 $85.3M at 8.3% margin

Colliers International 2018 ▪ Revenues up 9% in local currencies, with 6% growth from recent acquisitions and 3% internal growth ▪ Internal revenue growth was concentrated in Sales Brokerage, primarily in the UK ▪ Adjusted EBITDA up 24%, reflecting operating leverage from higher revenues and revenue mix 116.4 109.6 140.4 96.8 264.5 268.5 521.3 474.9 2017 2016 19 Revenue EMEA Full Year (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: 2017 $47.9M at 9.2% margin ; 2016 $34.3M at 7.2% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 10% 9% 3% 69.4 55.9 13.3% 11.8% 2017 2016

Colliers International 2018 ▪ Revenues up 9% in local currencies, with 8% from internal growth and 1% growth from a recent acquisition ▪ All three service lines contributed to internal growth ▪ Adjusted EBITDA up 20%, reflecting operating leverage, particularly in Asia 104.5 94.6 182.7 167.7 154.3 137.0 441.5 399.4 2017 2016 20 Revenue Asia Pacific Full Year (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: 2017 $55.7M at 12.6% margin ; 2016 $45.6M at 11.4% margin Adjusted EBITDA (2) (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 11% 9% 8% 62.0 51.4 14.0% 12.9% 2017 2016